E. Ramey Layne rlayne@velaw.com
Tel 212.237.0135 Fax 917.849.5349

October 4, 2011

Via EDGAR

Mara Ransom

Legal Branch Chief

Division of Corporation Finance

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Niska Gas Storage Partners LLC
Amendment No. 2 to Registration Statement on Form S-3
Filed September 2, 2011
File No. 333-174988

Dear Ms. Ransom:

On behalf of the Registrants, as defined herein, we are filing Amendment No. 3 to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Niska Gas Storage Partners LLC (“Niska Partners”), Niska Gas Storage US, LLC, Niska Gas Storage US Finance Corp., Niska Gas Storage Canada ULC, Niska Gas Storage Canada Finance Corp. and the additional registrant guarantors listed in the Registration Statement (collectively, the “Registrants”).

Set forth below are the Registrants’ responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated September 28, 2011 (the “Comment Letter”), with respect to the above captioned filing.  For your convenience, the exact text of the comments provided by the Staff has been included in bold face type in the order presented in the letter from the Staff.  The Registrants’ response to each comment is set forth immediately below the text of the applicable comment.

The Registrants have authorized us to respond to the Staff’s comments on their behalf.  Information provided in this letter on behalf of the Registrants and their executive officers, directors and controlling persons has been provided to us by the Registrants.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

General

1.                       Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of securities registered in this filing. See Compliance and Disclosure Interpretations — Securities Act Rules (Question 212.05), available in the Corporation Finance section of our website.

Response:        The Registrants confirm their understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of securities registered in this filing.

2.                       None of your legal opinions appear to list all of the subsidiary guarantors that have been identified in the registration statement. For example, Enerstream Agency Services Inc. does not appear to have been included. Please revise or advise.

Response:        The Registrants have obtained revised opinions.

3.                       We note your disclosure on page 68, “All statements regarding matters of law and legal conclusions, set forth below, unless otherwise noted, are the opinion of Bennett Jones LLP.” Please file this tax opinion as an exhibit.

Response:        The Registrants have filed the tax opinion of Bennett Jones LLP as Exhibit 8.2 to the Registration Statement.

Exhibit 5.1

4.                       Counsel states that it the opinion is of the date hereof and that it disclaims any undertaking to advise of any subsequent changes in any matters set forth in the opinion. Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate this limitation.

Response:        The Registrants have obtained a revised opinion which eliminates this limitation.

5.                       In the third paragraph of assumptions found on page 3 of the legal opinion, we note that counsel has assumed the legal authority of all signatories to documents. Counsel may not assume that you had the legal authority to enter into these documents. Please revise the opinion accordingly.

Response:        The Registrants have obtained a revised opinion.

6.                       In the seventh paragraph of the assumptions found on page 3 of the legal opinion, we note counsel has assumed that the guarantors “are” duly organized, validly existing and in good standing. It is inappropriate to assume a material fact underlying the opinion or a fact that is readily ascertainable. Please revise the opinion to omit this assumption.

Response:    The Registrants have obtained a revised opinion which omits this assumption.

Exhibits 5.2, 5.3 and 5.4

7.                       With regard to each opinion, please comply with comment four above as well.

Response:        The Registrants have obtained revised opinions so that the opinions filed as Exhibits 5.2 and 5.3 comply with comment four above. The Registrants respectfully submit that the opinion filed as Exhibit 5.4 was in compliance with comment four above when originally filed.

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Please direct any questions that you have with respect to the foregoing to E. Ramey Layne at (212) 237-0135 or Brian J. Rosenblatt at (212) 237-0064.

Very truly yours,

/s/ E. Ramey Layne
E. Ramey Layne
Vinson & Elkins L.L.P.

cc:	Ronald A. Alper
Lillyanna Peyser
Jason A. Dubchak
Mike Rosenwasser